UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __________)*

Programmer's Paradise, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

743205106
(CUSIP Number)

September 9, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743205106	13G	Page 2 of 5 Pages

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William H. Willett

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 244,908
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 244,908
	8.	SHARED DISPOSITIVE POWER 0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,908

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CUSIP No. 743205106	13G	Page 3 of 5 Pages

Item 1(a).   Name of Issuer.

                    Programmer's Paradise, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices.

                    1157 Shrewsbury Avenue, Shrewsbury, NJ 07702

Item 2(a).    Name of Person Filing.

        William H. Willett

Item 2(b).    Address of Principal Business Office or, if None, Residence.

        1157 Shrewsbury Avenue, Shrewsbury, NJ 07702

Item 2(c).   Citizenship.

        United States of America

Item 2(d).   Title of Class of Securities.

        Common Stock, par value $.01 per share

Item 2(e).   CUSIP Number.

        74320516

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

   (a)   [  ]  Broker or dealer registered under Section 15 of the Exchange Act.

   (b)   [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

   (c)   [  ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act.

   (d)   [  ]  Investment company registered under Section 8 of the Investment Company Act.

   (e)   [  ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

   (f)   [  ]  An employee benefit plan or endowment fund in accordance with Rule

                13d-1(b)(1)(ii)(F);

   (g)  [  ]  A parent holding company or control person in accordance with Rule 13d

                1(b)(1)(ii)(G);

   (h)  [  ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

   (i)   [  ]  A church plan that is excluded from the definition of an investment company under

                Section 3(c)(14) of the Investment Company Act;

   (j)   [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 743205106	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

                            244,908, of which 218,750 represent shares that may be acquired upon the exercise of presently exercisable options.

(b)      Percent of class: 6.2%

(c)      Number of shares as to which such person has:

  (i)       Sole power to vote or to direct the vote: 244,908

  (ii)      Shared power to vote or to direct the vote: 0

  (iii)     Sole power to dispose or to direct the disposition of: 244,908

  (iv)     Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

[  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being

             Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

CUSIP No. 743205106	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2003	/s/ William H. Willett
William H. Willett